Filed Pursuant to Rule 433

Registration Statement No. 333-183092

Dated March 7, 2013

Allergan, Inc.

PRICING TERM SHEET

This pricing term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement, dated March 7, 2013 and the accompanying prospectus (including the documents incorporated by reference) relating to these securities.

1.350% Notes due 2018 (“2018 Notes”) 2.800% Notes due 2023 (“2023 Notes”)

Issuer:	Allergan, Inc.

Ratings*:	Moody’s: A3 (stable) / S&P: A+ (stable) / Fitch: A+ (stable)

Format:	SEC Registered

Ranking:	Senior Unsecured

Offering Size:	2018 Notes: $250,000,000 2023 Notes: $350,000,000

Trade Date:	March 7, 2013

Settlement Date:	March 12, 2013 (T+3)

Maturity Date:	2018 Notes: March 15, 2018 2023 Notes: March 15, 2023

Interest Payment Dates:	Payable semi-annually in arrears on March 15 and September 15

First Pay Date:	September 15, 2013

Treasury Benchmark:	2018 Notes: 0.750% due February 28, 2018 2023 Notes: 2.000% due February 15, 2023

UST Spot (PX / Yield):	2018 Notes: 99-17+ / 0.843% 2023 Notes: 100-05 / 1.983%

Re-offer Spread to UST:	2018 Notes: 55 bps 2023 Notes: 85 bps

Re-offer Yield to Maturity:	2018 Notes: 1.393% 2023 Notes: 2.833%

Coupon:	2018 Notes: 1.350% 2023 Notes: 2.800%

Issue Price:	2018 Notes: 99.793% 2023 Notes: 99.714%

Net Proceeds to Issuer:	$594,706,500

Day Count Basis:	30 / 360

Make-Whole Call:	2018 Notes: At any time prior to maturity, at a discount rate of Treasury plus 10 basis points 2023 Notes: At any time prior to December 15, 2022, at a discount rate of Treasury plus 15 basis points

Par Call:	2018 Notes: None 2023 Notes: On or after December 15, 2022

CUSIP / ISIN:	2018 Notes: 018490AP7 / US018490AP75 2023 Notes: 018490AQ5 / US018490AQ58

Bookrunners:	Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Manager:	Wells Fargo Securities, LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request them by calling Goldman, Sachs & Co. toll free at 1-866-471-2526 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.